Exhibit 99.1

NEWS RELEASE - REGULATED INFORMATION

INSIDE INFORMATION

NOVEMBER 13, 2023, 4:00 PM ET / 22:00 CET

MDxHealth Announces Completion of Share Consolidation, and Update of Outstanding Shares and Voting Rights

IRVINE, CA, and HERSTAL, BELGIUM – November 13, 2023 – MDxHealth SA (NASDAQ/Euronext: MDXH) (“mdxhealth” or the “Company”), a commercial-stage precision diagnostics company, today announces that it completed the share consolidation with respect to all its outstanding shares by means of a 1-for-10 reverse stock split (the “Share Consolidation”), the details of which were announced by press release on November 6, 2023.

After close of trading on the regulated market Euronext Brussels, all 272,880,936 Company’s shares (ISIN BE0003844611) were consolidated into a new and reduced number of 27,288,093 Company’s shares (ISIN BE0974461940).

In consequence, today, November 13, 2023, was the last trading day of the old 272,880,936 Company’s shares (ISIN BE0003844611) on the regulated market of Euronext Brussels. Tomorrow, November 14, 2023, will be the first trading date of the new consolidated 27,288,093 Company’s shares (ISIN BE0974461940) on the regulated market of Euronext Brussels. As a result of the Share Consolidation, all Company’s American Depositary Shares (“ADSs”), trading on Nasdaq, now represent one (1) new share (instead of ten (10) old share previously), and each holder of subscription rights issued by the Company now have to exercise subscription rights with respect to at least 10 Company’s shares prior the Share Consolidation in order to subscribe for one Company’s share after the Share Consolidation.

In view of the above, in accordance with Article 15 of the Belgian Act of May 2, 2007 on the disclosure of major participations in issuers of which shares are admitted to trading on a regulated market and regarding miscellaneous provisions, in the context of the Share Consolidation, while the Company’s share capital is still of EUR 164,302,752.89, the number of issued and outstanding shares has decreased from 272,880,936 to 27,288,093 ordinary shares.

In addition to the outstanding shares of the Company:

●	a total of 18,552,936 subscription rights (share options) of the Company is outstanding pursuant to the Company's existing share option plans, which entitles their holders (assuming all subscription rights are granted and exercised) to subscribe to a total of 1,855,293 new shares with voting rights; and

●	under the loan and security agreement entered into by the Company and Innovatus Capital Partners in August 2022, Innovatus has the right to convert, prior to August 2, 2025, up to 15% of the outstanding principal amount of the loans (by means of a contribution in kind of the relevant payables due by the Company under the loans) into American Depositary Shares (“ADSs”) of the Company (each representing 1 ordinary share of the Company) at a conversion price per ADS equal to USD 1.121.

As announced in the Company’s press release of November 6, 2023, the process for the sale of new consolidated Company’s shares into which fractions of old Company’s shares have been aggregated, and the distribution of proceeds from such sale (as the case may be), is expected to be completed on November 23, 2023.

For further information and details regarding the Share Consolidation and the ongoing transition from a dual listing of the ADSs on Nasdaq and shares on Euronext Brussels to a sole listing of shares on Nasdaq, reference is made to the dedicated web page which can be found on the Company’s website (see: Proposed Transition to a Single Listing on NASDAQ - mdxhealth). As the implementation process progresses, the Company intends to further communicate on each relevant step.

About mdxhealth®

mdxhealth is a commercial-stage precision diagnostics company that provides actionable molecular information to personalize patient diagnosis and treatment. The Company’s tests are based on proprietary genomic, epigenetic (methylation) and other molecular technologies and assist physicians with the diagnosis and prognosis of urologic cancers and other urologic diseases. The Company’s U.S. headquarters and laboratory operations are in Irvine, California, with additional laboratory operations in Plano, Texas. European headquarters are in Herstal, Belgium, with laboratory operations in Nijmegen, The Netherlands. For more information, visit mdxhealth.com and follow us on social media at: twitter.com/mdxhealth, facebook.com/mdxhealth and linkedin.com/company/mdxhealth.

For more information:

mdxhealth

info@mdxhealth.com

LifeSci Advisors (IR & PR)

US: +1-949-271-9223

ir@mdxhealth.com

Forward-looking Statements

This press release contains forward-looking statements and estimates with respect to the anticipated future performance of MDxHealth and the market in which it operates, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “potential,” “expect,” “will,” “goal,” “next,” “potential,” “aim,” “explore,” “forward,” “future,” and “believes” as well as similar expressions. Forward-looking statements contained in this release include, but are not limited to, statements regarding timing of the proposed transition from a dual listing of shares on Euronext Brussels and ADSs on Nasdaq to a sole listing of shares on Nasdaq and Share Consolidation, including statements regarding the anticipated impacts on the trading market for MDxHealth’s securities and operating costs. Such statements and estimates are based on assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable but may not prove to be correct. Actual events are difficult to predict, may depend upon factors that are beyond the company’s control, and may turn out to be materially different. Examples of forward-looking statements include, among others, statements we make regarding expected future operating results, product development efforts, our strategies, positioning, resources, capabilities and expectations for future events or performance. Important factors that could cause actual results, conditions and events to differ materially from those indicated in the forward-looking statements include, among others, the following: uncertainties associated with the coronavirus (COVID-19) pandemic, including its possible effects on our operations, and the demand for our products; our ability to successfully and profitably market our products; the acceptance of our products and services by healthcare providers; the willingness of health insurance companies and other payers to cover our products and services and adequately reimburse us for such products and services; our ability to obtain and maintain regulatory approvals and comply with applicable regulations; the possibility that the anticipated benefits from our business acquisitions like our acquisition of the Oncotype DX® GPS prostate cancer business will not be realized in full or at all or may take longer to realize than expected; and the amount and nature of competition for our products and services. Other important risks and uncertainties are described in the Risk Factors sections of our most recent Annual Report on Form 20-F and in our other reports filed with the Securities and Exchange Commission. MDxHealth expressly disclaims any obligation to update any such forward-looking statements in this release to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based unless required by law or regulation. This press release does not constitute an offer or invitation for the sale or purchase of securities or assets of MDxHealth in any jurisdiction. No securities of MDxHealth may be offered or sold within the United States without registration under the U.S. Securities Act of 1933, as amended, or in compliance with an exemption therefrom, and in accordance with any applicable U.S. securities laws.

NOTE: The mdxhealth logo, mdxhealth, Confirm mdx, Select mdx, Resolve mdx, Genomic Prostate Score, GPS and Monitor mdx are trademarks or registered trademarks of MDxHealth SA. All other trademarks and service marks are the property of their respective owners.